I/NET, Inc.

1608 W. 2225 S.

Woods Cross, UT  84087

February 8, 2007

U.S. Securities and Exchange Commission

Attn:  Jay Ingram

100 F. Street, N.E.

Washington, D.C.  20549

Re:

I/Net, Inc.

Preliminary Information Statement on Schedule 14C

File No. 0-23806

Date Filed:  January 25, 2007

Dear Mr. Ingram:

This letter is in response to your comments dated January 30, 2007 regarding the above referenced Information Statement on Schedule 14C.

Please note the Company has included the audited financial statements of Liberator Medical Supply as requested.

The Company hereby acknowledges:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or required further information, please so advise.

Very truly yours,

/s/ Jeff D. Jenson

Jeff D. Jenson

President